NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Citigroup, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Miller/Howard Investments, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: Nicole Lee, Director of ESG Research, esg@mhinvest.com

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

To:	Citigroup Shareholders

Subject:	Full disclosure of Citigroup’s direct and indirect lobbying activities and expenditures to assess whether Citigroup’s lobbying is consistent with its expressed goals and in stockholder interests.

Date:	March 23, 2021

Contact:	Nicole Lee, Director of ESG Research, Miller/Howard Investments, Inc. esg@mhinvest.com

Miller/Howard Investments, Inc. and co-filer Greater Manchester Pension Fund, are urging shareholders to vote FOR Proposal 8 at the shareholder meeting on April 27, 2021.

The proposal asks Citigroup to prepare an annual report on its lobbying:

Resolved, the shareholders of Citigroup request the preparation of a report, updated annually, disclosing:

1.    Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.    Payments by Citigroup used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.    Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign seeking greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Citigroup shareholders. Without a clear system ensuring alignment and accountability, corporate assets can be used to promote public policy objectives which (a) may not be clearly reflective of investor interests, (b) may be at odds with other corporate values, and/or (c) may jeopardize Citigroup’s reputation to the detriment of shareholder value.

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

In the wake of the violent events at the United States Capitol on January 6, 2021, the proponents and other stakeholders believe that the importance of transparency and accountability around corporate lobbying activities is made even more clearly important. Additionally, Citigroup, with its announcement that it will pause political contributions during the first quarter of 2021 and “will not support candidates who do not respect the rule of law,”1 appears to concede that corporate expenditures require deeper review after the events of January 6th.

In this letter, we will show that the proposal asks for a report on Citigroup’s lobbying activities which would:

•	Address a material issue that is relevant to the profitability and sustainability of Citigroup;

•	Ask for common-sense disclosures that are decision-useful, and in the long-term interests of the company and its investors;

•	Address gaps in the company’s current disclosures.

Addressing a Material Issue: Lobbying as a Factor in Performance, Reputation, and Investment Decisions.

Investors recognize that lobbying offers corporations the means to support political policies that are conducive to their profitability and success, and educate political actors about issues of concern. Accordingly, lobbying can be a valuable component of business strategy. However, along with its potential benefits, corporate lobbying can also be a source of serious risk and concern.

Need for Transparency in the Wake of the Capitol Insurrection

Corporate watchers and investors are wondering whether the changes that companies like Citigroup have made in response to the insurrection will be simply emergency measures to repair reputational damage, or meaningful and enduring efforts that can be part of a healthier, more sustainable future.2

Corporate Reputation Warrants Protection as an Important Component of Shareholder Value.

•	A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair: According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[3]

_____________________________

1 https://www.cnbc.com/2021/01/10/capitol-riot-jpmorgan-and-citigroup-join-us-corporations-pausing-political-donations.html

2 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump

3 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”[4] Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[5]

•	A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[6]

•	Research shows that companies with poor reputations are missing out on, or paying a premium for, the best job candidates.[7] Disclosing lobbying activities as an element of its corporate citizenship program and to protect its reputation can help Citi avoid joining that group. Citi knows the importance of human capital; in its 2020 10-K, Citi itself ties human capital to its performance: if it “is unable to continue to attract, retain and motivate the most highly qualified colleagues, Citi’s performance, including its competitive position, the execution of its strategy and its results of operations could be negatively impacted.”

Information about Citigroup’s lobbying activities is decision-useful for investors striving to make informed, strategic investment choices aligned with their preferred risk profile(s), and/or to align their investments with personal priorities and values. Given the potential reputational risks posed by corporate lobbying activities with the resulting potential impacts on company performance, this information is of mainstream and wide interest.

Addressing a Gap: Providing Common-Sense, Consolidated, Accessible, and Current Information on Lobbying Activities and Exposure.

Citigroup’s disclosures of its participation and memberships in Trade Associations is limited, out-of-date, and lacking detail with respect to amounts spent, alignment with corporate priorities, and process and engagement. Additionally, current disclosures don’t include the portions of trade association payments by Citigroup that are spent on lobbying activities.

Further, Citigroup lobbies on the state, federal, and international levels but does not provide a consolidated report of its spending, leaving investors instead to seek the information – such as it is – across the websites of dozens of different jurisdictions. Additionally, reporting and disclosure requirements vary widely across these jurisdictions.

_____________________________

4 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

5 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

6 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

7 https://hbr.org/2016/03/a-bad-reputation-costs-company-at-least-10-more-per-hire

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

The Company We Keep: Citi Does Not Provide Comprehensive Disclosure of Trade Association Memberships.

Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.6 billion since 1998.8

Citigroup shareholders face a trade association blind spot, as Citigroup fails to comprehensively disclose its trade association memberships, does not annually affirm or update the limited list of memberships it does provide, and does not disclose its trade association payments nor the portions of these payments used for lobbying. Without this information, we cannot be confident that Citi’s memberships and payments won’t expose the company and its investors to criticism and reputational harm, should those relationships become public knowledge.

•	At the time of this writing, the most recent list of Trade Associations provided by Citi is dated January 2019, and is incomplete as it fails to capture significant memberships9 10. For example,

o	Citigroup serves on the board of the Futures Industry Association,[11] which spent $1,040,000 on lobbying in 2019,[12] yet Citigroup fails to disclose this membership.

o	Citigroup serves on the board of the Structured Finance Association,[13] which spent $632,482 on lobbying in 2019.[14]

o	Citigroup serves on the board of the Real Estate Roundtable,[15] which spent $4,508,506 on lobbying in 2019.[16]

_____________________________

8 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a, accessed January 29, 2021.

9 Citigroup embeds a URL to its list of “principal” Trade Association memberships on its Political Statement policy, at https://www.citigroup.com/citi/investor/data/ccpcs.pdf. The company does not define the criteria used for identifying “principal Trade Associations.” (https://www.citigroup.com/citi/investor/data/ccpcs.pdf)

10 In addition to the bullets above, we note that, on that 2+ year old list of trade associations, the company states that “When Citi participates in a tax-exempt organization that writes and endorses model legislation, we will disclose that information on our website” but does not specify where on its website the information will be disclosed. Concerned investors are left hunting without assurances as to what not finding the information means: either that the company doesn’t engage in the behavior, or that the investors just didn’t find it.

11 https://www.fia.org/governance

12 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2019&id=D000026149

13 https://structuredfinance.org/board-of-directors/

14 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2019&id=D000070015

15 https://www.rer.org/about-us/board-of-directors

16 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2019&id=D000022214

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

o	Citigroup also belongs to the Mobile Marketing Association[17] and the Risk Management Association.[18]

Trade Association Lobbying Misalignments Create Reputational Risk.

We believe Citigroup’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Citigroup’s public position, including on climate, racial justice, and worker safety:

•	Citigroup showed leadership supporting the Paris Agreement on climate change (also called the Paris Climate Accord),[19] yet the US Chamber of Commerce worked to undermine it. The Chamber recently reversed its policy and in January 2021 messaged support for the Paris Agreement[20]; however, its prior advocacy helped prevent the US from making the strides needed to achieve the goals it now supports.

•	On racial justice, Citigroup has pledged $1 billion in strategic initiatives to help close the racial wealth gap,[21] yet has previously drawn attention lobbying for a bill described as undermining “fair lending rules that work to counter racial discrimination.”[22]

•	On workers safety, Citigroup publicly supported COVID-19 efforts, but the Chamber directly lobbied against using the Defense Production Act to speed production of life-saving personal protective equipment for workers.[23]

Information on Citigroup’s Spending is Difficult to Obtain, Limited, and Non-Consolidated.

In addition to other limitations outlined elsewhere in this document, Citigroup does not provide to its investors a central and comprehensive hub where they can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, Citigroup has a broad lobbying footprint that ranges from state-level to international.

_____________________________

17 https://www.mmaglobal.com/members/citi

18 https://www.rmahq.org/boardcouncilsandcommittees.aspx?TabID=1486&ComMastCustID=00271890&ComSubCustID=0

19 https://blog.citigroup.com/2017/06/citi-expresses-support-for-the-paris-climate-agreement/

20 https://www.uschamber.com/press-release/us-chamber-welcomes-rejoining-paris-agreement

21 https://www.citigroup.com/citi/news/2020/200923a.htm

22 https://theintercept.com/2018/03/02/crapo-instead-of-taking-on-gun-control-democrats-are-teaming-with-republicans-for-a-stealth-attack-on-wall-street-reform/

23 https://chamberofcommercewatch.org/2054-2/

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

Citi investors seeking what information is currently available would need to visit dozens of websites representing dozens of jurisdictions to gather it; e.g., for state-level lobbying, would need to visit state-level websites, each with its own reporting requirement. Accessing state-level lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.24 For international lobbying activities, the disclosure is even more limited and varied – if it exists at all.

State-Level:

•	Citigroup’s state-level lobbying spending is likely significant, reportedly lobbying in 42 states.[25] According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Citigroup spent $3,806,122 on lobbying between 2012 and 2015.[26]

•	In California, Citigroup has spent over $3.8 million on lobbying from 2010 – 2020.[27]

Federal Level: Citigroup Spends Millions of Dollars Each Year on Federal Lobbying Activities.

•	Citigroup spent $8,820,000 in 2019 and 2020 on federal lobbying activities.

•	From 2010 – 2020, Citigroup reported spending $56,823,000 on federal lobbying.

International Lobbying

•	Citigroup lobbies abroad, reportedly spending between €700,000 – €799,000 on lobbying in Europe for 2019.[28]

Citigroup Doesn’t Disclose All Social Welfare Organization Spending (AKA Dark Money), and It Should.

Dark Money: Citigroup’s trade association membership disclosure notably leaves out social welfare organizations (501(c)(4) organizations), entities which can engage in lobbying. Proponents and other supporters of this resolution are asking Citi to illustrate their commitment to corporate political responsibility by disclosing payments to third-party groups that use our dues money to influence policy (‘dark money payments’); investors have pushed for such disclosure at a number of companies.29 Without such disclosure, investors are left devoid of information that could support justified and informed confidence about the political impacts and activities of their investments. For many of us, this gap strikes at the data-driven heart of responsible and traditional investment decisions.

_____________________________

24 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

25 https://publicintegrity.org/state-politics/amid-federal-gridlock-lobbying-rises-in-the-states/

26 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 31.

27 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1147196&session=2019&view=activity

28 https://lobbyfacts.eu/representative/984cc40fd4604b29a8962be47ffe5fd2/citigroup-inc

29 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

We believe investors will be well-served by Citigroup further committing to corporate political responsibility, to include disclosure of all of its third-party spending to influence public policy.

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of social welfare group spending to prevent reputational, regulatory and financial damage. FirstEnergy is under investigation for allegedly funneling $60 million through a dark money 501(c)(4) group called Generation Now that was used for bribery in Ohio.[30] In 2018, FirstEnergy had agreed to disclose its trade association lobbying payments but failed to include its payments 501(c)(4)s, leaving a loophole FirstEnergy allegedly used to make over $60 million in undisclosed dark money payments.

The dark money connections to the Capitol riot further highlight that social welfare groups can impact and pose risks to shareholders.

•	For example, The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA).[31] Citigroup reportedly has given RAGA $331,745 in contributions since 201432 33; concerningly, shareholders have no way to know if Citigroup also made direct contributions to the Rule of Law Defense Fund, because Citigroup fails to provide disclosure of its contributions to social welfare groups.

•	As another example, BPC Action is a social welfare group, described as the lobbying arm of the Bipartisan Policy Center (BPC).[34] As a tax-exempt 501(c)(4) organization, BPC Action doesn’t have to disclose its donors and can influence public policy with little accountability.[35] The Bipartisan Policy Center also lobbies, spending $2,040,000 in 2020 and $1,620,000 in 2019.[36] Citigroup sits on the BPC Action Board of Directors;[37] investors have very little insight into Citigroup’s BPC Action-related spending, efforts, oversight, and objectives because the company does not share with us details of its contributions to social welfare groups.

_____________________________

30 https://www.energyandpolicy.org/firstenergy-service-company/

31 https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/

32 https://wallstreetonparade.com/2021/01/the-untold-story-of-how-the-republican-attorneys-general-association-funded-with-large-sums-from-corporate-felons-including-oxycontin-

drug-pusher-purdue-participated-in-recruiting-the-mob-that-atta/

33 Another report says that Citigroup Management Corp donated $150,000 to RAGA in 2019-2020 (https://www.sourcewatch.org/index.php/Republican_Attorneys_General_Association).

34 https://ethics.harvard.edu/blog/volcker-overruled

35 Ibid

36 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2019&id=D000047798

37 https://bipartisanpolicy.org/wp-content/uploads/2020/09/Bipartisan-Annual-Report-2019-2020.pdf

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

Why might Citigroup’s involvement with BPC matter to investors? A 2013 report by Public Citizen found that after receiving funding from the American Banking Association and Citigroup, the BPC convened a project on financial regulatory reform stacked with industry advocates meant to examine what could be improved in the Dodd-Frank Wall Street Reform and Consumer Protection Act as implementation got underway.38 BPC has also drawn scrutiny for previously taking money from oil and gas interests while promoting expanded drilling in a report overseen by a lobbyist who'd done work for ExxonMobil.39

Citigroup, the US Chamber of Commerce, and the American Legislative Exchange Council Connection (ALEC).

While Citigroup does not directly support ALEC, the Chamber of Commerce (the Chamber) is one of Citigroup’s major trade associations and serves on ALEC’s board:

•	The Chamber serves on ALEC’s Private Enterprise Advisory Council.[40] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. More recently, it has drawn attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results.[41]

•	Even before the January insurrection, ALEC drew negative scrutiny for putting brand reputations at risk when a lawyer associated with it was involved in a phone call President Trump made to Georgia Secretary of State Brad Raffensperger in an attempt to overturn election results.[42]

Citigroup investors may find little comfort knowing that one of Citi’s principal memberships – the Chamber – is a leader at ALEC, because the related list of what Citi hasn’t told us is more extensive. Investors don’t know:

•	How much of that money Citi spends on the membership that is used on lobbying by the Chamber;

•	The full suite of other possible expenditures by Citi on Chamber-associated activities or events; and,

•	Importantly, we do not know how Citi reviews and leverages its position with the Chamber to ensure alignment between its interests and certain of the Chamber’s activities, vis-à-vis ALEC.

_____________________________

38 https://www.citizen.org/wp-content/uploads/biparisan-policy-center-neutrality-report.pdf

39 https://ethics.harvard.edu/blog/bipartisan-lobbying-center

40 https://www.alec.org/group/private-enterprise-advisory-council-2/

41 https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

42 https://www.triplepundit.com/story/2021/reputation-alec-trump-phone-call/709706

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

This list of unknowns is not limited to Citi’s relationship with the US Chamber; it’s illustrative of what we don’t know about nearly every trade association relationship.

By requesting a report on lobbying activities, this proposal effectively speaks to the need to have consolidated, accessible, current, and usable information in a single location.

Investors Agree that Lobbying Disclosures Are Desired, Decision-Useful Information.

As we referenced earlier, the push for increased lobbying transparency is not limited to Citigroup. Investors are asking for, and supporting, increased lobbying transparency.

There is Broad International Support for Lobbying Transparency.

Relevant international examples include:

•	The International Corporate Governance Network (ICGN), representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[43]

•	In 2018, the Principles for Responsible Investment (PRI) launched a guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.[44]

•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[45]

•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[46]

It’s Not Too Expensive: Citigroup Already Has Its Lobbying Information and Could Easily Report It to Shareholders.

_____________________________

43 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

44 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

45 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

46 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com

Citigroup claims that the proposal “would be substantively duplicative and not an effective use of Citi’s resources as Citi already has a comprehensive system of reporting on its lobbying activities and political contributions.”

We find this argument to be disingenuous, as the company already gathers the information - including all indirect lobbying through its trade associations and social welfare groups - to satisfy regulatory requirements. Citigroup could readily provide it to shareholders in a single report at minimal expense.

We encourage all interested investors to take a look at Citigroup’s existing disclosures and assess: do they currently provide you with a clear idea of how and where the company is lobbying, to what end and with what efficacy, and how those activities are aligned with your interests? Could you cite a number that represents how much the company has spent on influencing public policy, directly or indirectly, and with what partners, and on what issues? Beyond its activities in the US, do you have a clear understanding of how the company attempts to impact policies in non-US jurisdictions?

If you don’t like the level of transparency and disclosure you find, we encourage you to vote in support of this proposal.

Lobbying Transparency: What Gets Disclosed Gets Managed.

What we have argued are Citigroup’s inadequate lobbying disclosure practices highlight the critical need for the Company to improve its lobbying disclosures, and increase transparency around its lobbying policies, procedures and spending details.

•	If Citigroup has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Citigroup’s best interests, which can be protective of our investment now and in the future.

For all of the reasons listed above, we believe that Citigroup’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 8, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

____________________________________________________________

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Miller/Howard Investments is not able to vote your proxies, nor does this communication contemplate such an event. Miller/Howard Investments urges shareholders to vote FOR Proposal 8 following the instructions provided on management's proxy mailing.

Sponsored by Miller/Howard Investments, Inc. | 10 Dixon Avenue, Woodstock, NY 12498 | esg@mhinvest.com